Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

October 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. John Grzeskiewicz

Re:	Wilmington Funds
File No. 333-211040

Dear Mr. Grzeskiewicz:

On behalf of Wilmington Funds (the "Registrant"), below you will find the Registrant's responses to the comments conveyed by you on October 13, 2016 with regard to the Registrant's preliminary proxy statement (the "Proxy Statement") that was filed with the U.S. Securities and Exchange Commission on October 4, 2016, on behalf of the Wilmington Multi-Manager Alternatives Fund (the "Fund").
Below we have provided your comments and the Registrant's response to each comment.
1.	Comment: Because the Fund's new name will include the word "Global," confirm that a significant portion of the Fund's assets will be invested outside of the U.S.

Response: The Registrant confirms that a significant portion of the Fund's assets will be invested outside of the U.S. under normal circumstances. As noted in the Proxy Statement, "[t]he Fund will invest in a portfolio of global equity securities, including common stock, preferred stock and depositary receipts, of companies of all market capitalizations.  Up to 60% of the equity portfolio may be invested in non-U.S. issuers, including emerging markets."

2.	Comment: Specify how much advanced notice shareholders would receive upon a change in the Fund's investment goal if Proposal 2 is approved by shareholders.

Response: The following reference has been added to the definitive Proxy Statement under "Why am I being asked to approve reclassification of the Fund's fundamental investment goal?":

The Fund will provide shareholders with at least 60 days prior written notice of a change in its investment goal if Proposal 2 is approved by shareholders.

Please do not hesitate to contact me at (215) 564-8071 or Alison Fuller at (202) 419-8412 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Taylor Brody
Taylor Brody

cc: Ralph Partlow III
     Alison M. Fuller